                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]   Annual Report Pursuant to Section 15(d) of the Securities
      Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

      For the fiscal year ended: September 30, 2000

                                OR


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For transition period from __________ to ___________

      Commission file number 0-20244

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      DATA RESEARCH ASSOCIATES, INC. 401[K] PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 DATA RESEARCH ASSOCIATES, INC.
                   1276 North Warson Rd.
                  St. Louis, Missouri 63132

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Data Research Associates, Inc. 401(k) Profit Sharing Plan
Years ended September 30, 2000 and 1999
with Report of Independent Auditors

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                              Financial Statements
                            and Supplemental Schedule



                     Years ended September 30, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors......................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits.....................................................   2
Statements of Changes in Net Assets Available for Benefits..........................................   3
Notes to Financial Statements.......................................................................   4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
  at End of Year....................................................................................   8

                         Report of Independent Auditors

Plan Administrator
Data Research Associates, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of September 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP


November 17, 2000

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                             SEPTEMBER 30
                                                                        2000               1999
                                                                 --------------------------------------
ASSETS
Cash                                                               $      23,632      $     24,314
Investments at fair value:
   Common/collective trusts                                              715,343           675,628
   Mutual funds                                                        5,959,127         4,493,388
   Common stocks                                                          87,855           101,892
   Participant loans                                                     143,631            82,665
                                                                 --------------------------------------
Total investments                                                      6,905,956         5,353,573

Receivables:
   Employer's contribution                                                 3,093             2,918
   Participants' contribution                                             18,750            18,404
   Interest receivable                                                     2,182             1,606
                                                                 --------------------------------------
                                                                          24,025            22,928
                                                                 --------------------------------------
Net assets available for benefits                                  $   6,953,613      $  5,400,815
                                                                 ======================================

See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                        YEAR ENDED SEPTEMBER 30
                                                                        2000               1999
                                                                 --------------------------------------
Additions:
   Interest and dividend income                                    $     554,275     $      93,485
   Net realized and unrealized appreciation in fair value of
     investments                                                         710,757           833,493
   Contributions:
     Participants                                                        489,602           466,865
     Employer                                                            208,157           230,442
     Rollover contributions                                                4,562            10,209
                                                                 --------------------------------------
                                                                         702,321           707,516
                                                                 --------------------------------------
Total additions                                                        1,967,353         1,634,494

Deductions:
   Benefits paid to participants                                         414,555           249,829
                                                                 --------------------------------------

Net increase in net assets available for benefits                      1,552,798         1,384,665
Net assets available for benefits at
   beginning of year                                                   5,400,815         4,016,150
                                                                 --------------------------------------
Net assets available for benefits at end
   of year                                                         $   6,953,613     $   5,400,815
                                                                 ======================================

See accompanying notes.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                          Notes to Financial Statements

                               September 30, 2000



1. DESCRIPTION OF THE PLAN

The following description of the Data Research Associates, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic employees of Data Research Associates, Inc. (the Company) who are 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1999, the Company adopted a replacement prototype plan document that is substantially similar in all respects to the former plan document. Also effective January 1, 1999, Merrill Lynch Trust was appointed as trustee of the Plan.

Administrative fees for the Plan are paid by the Company.

CONTRIBUTIONS

Participants may elect to contribute up to 15 percent of eligible compensation, as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 1999, the employer is permitted to make discretionary matching contributions not to exceed 100 percent of each participant's elected contribution up to 15 percent of eligible compensation, up to a maximum of $2,000 per participant. The Company may also make discretionary profit sharing contributions. There were no discretionary profit sharing contributions during 2000 or 1999. All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's discretionary matching contributions and profit sharing contributions, if any, and (b) plan earnings and is charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS (CONTINUED)

reduce future Company contributions. At September 30, 2000 and 1999, forfeited non-vested amounts were approximately $19,500, and $19,400, respectively. During the years ended September 30, 2000 and 1999, forfeitures were used to reduce Company contributions by $19,373 and $26,032, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested in increments over five years of continuous service.

INVESTMENT OPTIONS

Investment options are participant-directed and may be changed on a quarterly basis. Participants have the option to invest in various trusteed mutual funds, common/collective trusts, and Data Research Associates, Inc. common stock.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, excluding discretionary profit sharing contributions. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate determined by the administrator.

PAYMENT OF BENEFITS

On termination of service, death, disability, or retirement, the participant may elect to receive a distribution equal to the vested value of his or her account in the form of a lump sum, annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or single or joint life annuity.

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)



2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investment securities held in the Plan's funds are stated at fair market value as determined by Merrill Lynch Trust, the trustee of the Plan, from publicly quoted market prices. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BENEFITS

Benefits are recorded when paid.

3. INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                                             SEPTEMBER 30
                                                                      2000                  1999
                                                              ---------------------------------------------
     Merrill Lynch Retirement Preservation Trust                   $     715,343            $  675,628
     Merrill Lynch Capital Fund, Class D                               1,415,860             1,287,486
     MFS Capital Opportunities Fund, Class A                             944,343               586,919
     Massachusetts Investors Growth Fund                               2,954,177             2,104,066

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

During the years ended September 30, 2000 and 1999, investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                        YEAR ENDED SEPTEMBER 30
                                                                      2000                  1999
                                                              ---------------------------------------------
     Mutual funds                                                    $   747,490           $   863,872
     Common stocks                                                       (36,733)              (30,379)
                                                              ---------------------------------------------
                                                                     $   710,757           $   833,493
                                                              =============================================

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 18, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended and restated, and a new prototype plan was adopted. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

                              Supplemental Schedule

                         Data Research Associates, Inc.
                           401(k) Profit Sharing Plan
                          EIN: 43-1063230 Plan No. 001

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                               September 30, 2000

                                                                                                                           CURRENT
              IDENTITY OF ISSUER                                DESCRIPTION OF INVESTMENT                                   VALUE
------------------------------------------------------------------------------------------------------------------------------------
AIM International Equity Fund                      14,281.5978 shares of Registered Investment Company                  $  331,190

Data Research Associates, Inc.*                    14,343.6593 shares of common stock                                       87,855

Merrill Lynch Retirement Preservation Trust*       715,342.38 shares of common/collective trust                            715,343

Merrill Lynch Federal Securities Trust, Class D*   13,208.7325 shares of Registered Investment Company                     125,483

Merrill Lynch Small Cap Index Fund*                1,214.8981 shares of Registered Investment Company                       14,968

Massachusetts Investors Growth Fund                135,264.524 shares of Registered Investment Company                   2,954,177

Merrill Lynch Capital Fund, Class D*               44,481.9299 shares of Registered Investment Company                   1,415,860

MFS Capital Opportunities Fund, Class A            41,345.9619 shares of Registered Investment Company                     944,343

Merrill Lynch S&P 500 Index Fund, Class A*         9,763.5588 shares of Registered Investment Company                      173,106

Various plan participants                          Loans to participants bearing interest at 6.25% to 9.5%, maturity
                                                    dates through 2007                                                     143,631
                                                                                                                      --------------
                                                                                                                        $6,905,956
                                                                                                                      ==============

* Represents party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          DATA RESEARCH ASSOCIATES, INC
                                           401(k) PROFIT SHARING PLAN

                                         By: Data Research Associates, Inc., as
                                             Plan Sponsor

03/09/01                                 By: /s/ Michael J. Mellinger, President
--------                                    ------------------------------------
Date                                         Michael J. Mellinger, President

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-77160) pertaining to the Data Research Associates, Inc. 401(k) Profit Sharing Plan of our report dated November 17, 2000, with respect to the financial statements and schedule of the Data Research Associates, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2000.

/s/Ernst & Young LLP

St. Louis, Missouri
March 8, 2001